Exhibit 99.2

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORTS
YEARS ENDED DECEMBER 31, 2011, 2010 and 2009

INDEPENDENT AUDITORS' REPORT

To the management
National Methanol Company (Ibn Sina)
Al-Jubail, Saudi Arabia

We have audited the accompanying balance sheet of National Methanol Company (Ibn Sina), a Saudi limited liability company (the "Company") as of December 31, 2011, and the related statement of income, cash flows and partners' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Methanol Company (Ibn Sina) as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in Saudi Arabia.

Accounting principles generally accepted in Saudi Arabia vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 23 to the financial statements.

/s/ BDO Dr. Mohamed Al-Amri & Co.

Gihad M. Al-Amri
License No. 366 -Dammam -Saudi Arabia

February 8, 2012

INDEPENDENT AUDITORS' REPORT

To the management
National Methanol Company (Ibn Sina)
Al-Jubail, Saudi Arabia

We have audited the accompanying balance sheet of National Methanol Company (Ibn Sina), a Saudi limited liability company (the "Company") as of December 31, 2010, and the related statements of income, cash flows and partners' equity for each of the two years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2010, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in Saudi Arabia.

Accounting principles generally accepted in Saudi Arabia vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 23 to the financial statements.

/s/ Deloitte & Touche
Bakr Abulkhair & Co.

Nasser M. Al-Sagga
License No. 322
February 10, 2011

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

BALANCE SHEETS
AS OF DECEMBER 31, 2011 AND 2010

		2011	2010
	Note	SR 000	SR 000
ASSETS
Current assets
Cash and cash equivalents	3	395,340	335,234
Trade receivables from related parties	17	502,597	462,130
Inventories	4	201,728	219,202
Other receivables and prepayments	5	56,844	37,695
Total current assets		1,156,509	1,054,261

Non-current assets
Property, plant and equipment	6	615,764	621,607
Project under construction	7	114,923	28,663
Intangible assets	8	63,106	38,736
Other non-current assets	9	20,923	54,020
Total non-current assets		814,716	743,026
TOTAL ASSETS		1,971,225	1,797,287

LIABILITIES AND PARTNERS' EQUITY
Current liabilities
Accounts payable	11	39,964	46,538
Accrued and other current liabilities	12	578,064	490,987
Total current liabilities		618,028	537,525

Non-current liabilities
End-of-service indemnities	13	107,760	96,244
Other liabilities	14	18,814	15,139
Total non-current liabilities		126,574	111,383

Partners' equity
Share capital	1	558,000	558,000
Statutory reserve	20	279,000	279,000
Retained earnings		389,623	311,379
Total partners' equity		1,226,623	1,148,379
TOTAL LIABILITIES AND PARTNERS' EQUITY		1,971,225	1,797,287

The accompanying notes form an integral part of these financial statements

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

		2011	2010	2009
	Note	SR 000	SR 000	SR 000
Sales	17	4,659,811	3,489,813	2,822,144
Cost of sales	17	(2,474,365)	(2,021,016)	(1,585,055)
Gross profit		2,185,446	1,468,797	1,237,089
Distribution expenses		(1,011)	(372)	(525)
General and administrative expenses	16,17	(20,221)	(16,335)	(14,817)
Operating income		2,164,214	1,452,090	1,221,747
Financial income		1,841	2,077	812
Other income, net		13,174	5,908	4,155
NET INCOME		2,179,229	1,460,075	1,226,714

The accompanying notes form an integral part of these financial statements

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

	2011	2010	2009
	SR 000	SR 000	SR 000
OPERATING ACTIVITIES
Net income	2,179,229	1,460,075	1,226,714
Adjustments for:
Depreciation	159,248	97,306	94,850
Amortization of intangible assets	29,593	51,992	57,280
End-of-service indemnities	14,669	14,750	7,040
Loss on disposal of property, plant and equipment	—	—	460

Changes in operating assets and liabilities:
Trade receivables from related parties	(40,467)	9,640	(145,618)
Inventories	17,474	(38,484)	(57,761)
Other receivables and prepayments	(19,149)	14,451	(18,106)
Accounts payable	(6,574)	16,713	(1,147)
Accrued and other current liabilities	11,424	51,551	171,636
Other liabilities	3,675	(283)	(3,490)
End-of-service indemnities paid	(3,153)	(1,877)	(24,128)
Zakat and income tax paid	(186,229)	(137,746)	(190,923)
Net cash from operating activities	2,159,740	1,538,088	1,116,807

INVESTING ACTIVITIES
Additions to property, plant and equipment	(153,405)	(48,933)	(50,973)
Proceeds from disposal of property, plant and equipment	—	—	486
Additions to project under construction	(79,368)	(19,642)	—
Additions to intangible assets	(53,963)	(51,464)	(73,103)
Other non-current assets	33,097	997	(921)
Net cash used in investing activities	(253,639)	(119,042)	(124,511)

FINANCING ACTIVITIES
Dividends paid net of zakat and income tax	(1,845,995)	(1,368,130)	(763,186)
Net cash used in financing activities	(1,845,995)	(1,368,130)	(763,186)
Net change in cash and cash equivalents	60,106	50,916	229,110
Cash and cash equivalents, January 1	335,234	284,318	55,208
CASH AND CASH EQUIVALENTS, DECEMBER 31	395,340	335,234	284,318

Non-cash transactions:

Accruals for additions to project under construction	6,892	9,021	—
Construction in progress transferred to employee home ownership receivables	—	27,683	—

The accompanying notes form an integral part of these financial statements

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

STATEMENTS OF PARTNERS' EQUITY
YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

		Saudi
		Basic	CTE
		Industries	Petrochemicals
		Corporation	Company	Total
	Note	SR 000	SR 000	SR 000
Share capital
December 31, 2011, 2010 and 2009	1	279,000	279,000	558,000
Statutory reserve
December 31, 2011, 2010 and 2009	20	139,500	139,500	279,000
Retained earnings
January 1, 2009		58,472	14,408	72,880
Net income for the year		613,357	613,357	1,226,714
Zakat and income tax for year	15	(16,495)	(121,047)	(137,542)
Amounts withheld from partners towards zakat and income tax		—	106,105	106,105
Dividend related to year 2008, net		(58,616)	(15,640)	(74,256)
Dividend related to current year		(397,518)	(397,517)	(795,035)
December 31, 2009		199,200	199,666	398,866

Net income for the year		730,038	730,037	1,460,075
Zakat and income tax for year	15	(19,846)	(159,586)	(179,432)
Amounts withheld from partners towards zakat and income tax		—	97,421	97,421
Dividend related to year 2009, net		(199,304)	(192,049)	(391,353)
Dividend related to current year		(537,099)	(537,099)	(1,074,198)
December 31, 2010		172,989	138,390	311,379

Net income for the year		1,089,615	1,089,614	2,179,229
Zakat and income tax for year	15	(28,549)	(226,441)	(254,990)
Amounts withheld from partners towards zakat and income tax		—	113,099	113,099
Dividend related to year 2010, net		(173,185)	(139,564)	(312,749)
Dividend related to current year		(823,173)	(823,172)	(1,646,345)
December 31, 2011		237,697	151,926	389,623

Total partners' equity
December 31, 2011		656,197	570,426	1,226,623
December 31, 2010		591,489	556,890	1,148,379
December 31, 2009		617,700	618,166	1,235,866

The accompanying notes form an integral part of these financial statements

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

1.	ORGANIZATION AND ACTIVITIES

National Methanol Company (“Ibn Sina”) (“the Company”) is a Saudi limited liability company registered under Commercial Registration No. 2055000779 dated 19 Rajab 1401H (May 23, 1981).

The Company is owned equally by Saudi Basic Industries Corporation (“SABIC”), a Saudi Arabian joint stock company and CTE Petrochemicals Company (“CTE”), a partnership registered in Cayman Islands, British West Indies. CTE is equally owned by Elwood Insurance Ltd., a Bermuda Corporation and Texas Eastern Arabian Ltd., a Bermuda Corporation (collectively "the Partners").

The authorized share capital of the Company is SR 742 million divided into 7,420 units of SR 100,000 each. The paid up capital at December 31, 2011 and 2010 was SR 558 million comprised of 5,580 units of SR 100,000 each.

The Company's principal business activity is to operate a petrochemical complex at Al-Jubail Industrial City which produces Methanol and Methyl Tertiary Butyl Ether (“MTBE”). The Company's Methanol and MTBE plants commenced commercial operations on November 1, 1984 and July 1, 1994, respectively. SABIC distributes and markets the Company's products.

During 2010, the partners agreed to expand the Company's activities by establishing a plant for the manufacturing of polyoxymethylene (“POM”).

The Company's registered office is in Al-Jubail Industrial City in the Kingdom of Saudi Arabia.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in compliance with the accounting standards issued by the Saudi Organization for Certified Public Accountants ("SOCPA"). The following is a summary of significant accounting policies applied by the Company:

Accounting convention
The financial statements are prepared under the historical cost convention.

Revenue recognition
Product sales are made to SABIC (“the Marketer”). Upon delivery of products to the Marketer, sales are recorded at provisional selling prices net of marketing expenses paid directly by the Marketer. These selling prices are later adjusted based upon actual selling prices received by the Marketer from third parties. Adjustments are recorded as they become known to the Company.

Distribution and general and administrative expenses
Distribution expenses principally comprise of costs incurred in the distribution and sale of the Company's products / services. All other expenses are classified as general and administrative expenses.

General and administrative expenses include indirect costs not specifically part of production costs as required under the accounting standards issued by SOCPA. Allocations between general and administrative expenses and cost of sales, when required, are made on a consistent basis.

Accounts receivable
Accounts receivable are stated at the original invoice amount less an allowance for any uncollectible amounts. Adjustments are recorded as they become known to the Company. An estimate for doubtful debts is made when the collection of the accounts receivable amount is considered doubtful. Bad debts are written off as incurred.

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS (Continued)
YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

Inventories
Finished goods and chemicals are stated at the lower of cost or net realizable value. Cost of finished goods, chemicals, spare parts and supplies is determined on a weighted average cost basis. Inventories of finished goods include cost of materials, labor and an appropriate portion of direct overheads.

Inventory items that are considered as essential to ensure continuous plant operations are treated as capital spare parts and are classified as plant and equipment and are depreciated using the depreciation rate relevant to the corresponding plant and equipment.

Property, plant and equipment
Property, plant and equipment are stated at cost net of accumulated depreciation except for construction in progress which is stated at cost. Expenditure on maintenance and repairs is expensed, while expenditure for betterments are capitalized. Depreciation is provided over the estimated useful lives of the applicable assets using the straight-line method. Leasehold improvements are amortized over the shorter of the estimated useful life or the remaining term of the lease. The estimated years of depreciation of the principal classes of assets are as follows:

Years
Buildings	33
Plant and equipment	5-20
Furniture, fixtures and vehicles	4-10
Catalyst	1-6

Intangible assets
Intangible assets anticipated to provide identifiable future benefits are classified as non-current assets, and are amortized using the straight-line method over their estimated useful lives. Such intangibles assets and their expected amortization periods are as follows:

Employee home ownership (“HOP”) costs
Costs incurred in connection with the construction of employee housing are capitalized with the related assets and are amortized using the straight-line method over a period of five years.

Planned turnaround costs
Planned turnaround costs are deferred and amortized over the period until the date of the next planned turnaround. Should an unexpected turnaround occur prior to the previously envisaged date of planned turnaround, then the previously unamortized deferred costs are immediately expensed and the new turnaround costs are amortized over the period likely to benefit from such costs.

Costs of implementation of SAP Enterprise Resource Planning System (“SAP ERP”)
As per the requirements of SABIC's unified accounting policies, all costs relating to Fanar-SAP ERP implementation are deferred and amortized using the straight-line method over a period of five years.

Project under construction
Project under construction represents the costs incurred for the construction of the POM project and is accounted for at cost.

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS (Continued)
YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

Impairment
At each balance sheet date, the Company reviews the carrying amounts of its property, plant and equipment, intangible assets and project under construction to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. Impairment losses are recognized as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognized as income immediately.

Production advances
Amounts received from affiliates in respect of capital advances to finance tangible assets of the Company are included under non-current liabilities and are amortized over the estimated useful lives of the related assets using the straight-line method.

End-of-service indemnities
End-of-service indemnities, required by the Saudi Arabian labor law, are provided in the financial statements based on the employees' length of service.

Employees' home ownership program
The Company has a home ownership program that offers eligible Saudi employees home ownership opportunities.

Unsold housing units constructed for eventual sale to eligible employees are included under property, plant and equipment and depreciated over 33 years.

When the houses are allocated to the employees, the cost of houses constructed and sold to the employees under the program is transferred from property, plant and equipment to other non-current assets. Down payments and installments of purchase price received from employees are set off against the other non-current assets.

The cost of the houses and the related purchase price is removed from other non-current assets when the title to the houses is transferred to the employees, at which time, no significant gain or loss is expected to result to the Company.

Employees' savings plan
The Company maintains an employee saving plan. The contributions from the participants are deposited in a separate bank account and provision is established for the Company's contribution.

Dividends
Dividends are recognised as a liability at the time of their approval by the Board of Directors. Interim dividends are recorded as and when approved by the Board of Directors.

Foreign currency translation
Foreign currency transactions are translated into Saudi Riyals at the rates of exchange prevailing at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Saudi Riyals at the exchange rates prevailing at that date. Gains and losses from settlement and translation of foreign currency transactions are included in the statement of income.

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS (Continued)
YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

Zakat and income tax
The Company is subject to the Regulations of the Department of Zakat and Income Tax ("DZIT") in the Kingdom of Saudi Arabia. Zakat and income tax are provided on an accruals basis and charged to retained earnings. The zakat charge is computed at 2.5% on the zakat base or adjusted net income, whichever is higher. Income tax is computed at 20% of adjusted net income. Any difference in the estimate is recorded when the final assessment is approved, at which time the provision is cleared.

As per the requirements of the standard issued by the Saudi Organization for Certified Public Accountants, zakat and income tax provisions for mixed companies are presented as a separate item in the statement of changes in partners' equity. Any amount withheld or recovered from partners towards zakat and income tax is added back to the partners' equity.

By-product sales
Sales of by - products are credited to cost of sales.

Technology and innovation
Technology and innovation costs are expensed when incurred.

Leasing
Leases are classified as capital leases whenever the terms of the lease transfer substantially all of the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. Rentals payable under operating leases are charged to income on a straight-line basis over the term of the operating lease.

3.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash, demand deposits, and fixed term deposits with maturities of three months or less from the date of acquisitions. At December 31, 2011 and 2010, cash and cash equivalents are as follows:

	2011 SR 000	2010 SR 000
Cash and bank balances	114,090	140,234
Time deposits	281,250	195,000
	395,340	335,234

Cash and bank balances at December 31, 2011 include employees saving plan deposits held in a separate bank account of SR 5 million (2010: SR 4 million), which are not available to the Company.

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS (Continued)
YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

4.	INVENTORIES

	2011 SR 000	2010 SR 000
Finished goods	130,886	113,563
Chemicals	21,214	10,276
Spare parts and supplies	36,157	80,952
Goods in transit	13,471	14,411
	201,728	219,202

Inventories at December 31, 2011 are shown net of allowance for obsolescence of SR 12.3 million (2010 -SR 12.3 million). The spare parts inventory primarily relates to plant and machinery and, accordingly, this inventory is expected to be utilized over a period exceeding one year.

5.	OTHER RECEIVABLES AND PREPAYMENTS

	2011 SR 000	2010 SR 000
Advances to related parties (note 17)	33,926	25,930
Prepayments	11,321	7,316
Others	11,597	4,449
	56,844	37,695

6.	PROPERTY, PLANT AND EQUIPMENT

2011

				Furniture,
		Plant and		fixtures and	Construction
	Buildings	equipment	Catalyst	vehicles	in progress	Total
	SR 000	SR 000	SR 000	SR 000	SR 000	SR 000
Cost
January 1, 2011	311,568	2,187,052	141,154	80,383	6,951	2,727,108
Additions	—	65,182	27,093	1,496	58,848	152,619
Transfers	113	12,073	2,874	4,221	(19,143)	138
December 31, 2011	311,681	2,264,307	171,121	86,100	46,656	2,879,865
Accumulated depreciation
January 1, 2011	215,399	1,747,798	68,858	73,446	—	2,105,501
Charge for year	9,528	94,666	52,587	2,467	—	159,248
Transfers	(648)	—	—	—	—	(648)
December 31, 2011	224,279	1,842,464	121,445	75,913	—	2,264,101
Net book value
December 31, 2011	87,402	421,843	49,676	10,187	46,656	615,764
NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS (Continued)
YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

2010

				Furniture,
		Plant and		fixtures and	Construction
	Buildings	equipment	Catalyst	vehicles	in progress	Total
	SR 000	SR 000	SR 000	SR 000	SR 000	SR 000
Cost
January 1, 2010	311,568	2,133,933	121,294	79,830	59,233	2,705,858
Additions	—	23,509	766	553	24,105	48,933
Transfers	—	29,610	19,094	—	(76,387)	(27,683)
December 31, 2010	311,568	2,187,052	141,154	80,383	6,951	2,727,108
Accumulated depreciation
January 1, 2010	205,840	1,673,270	57,872	71,213	—	2,008,195
Charge for year	9,559	74,528	10,986	2,233	—	97,306
December 31, 2010	215,399	1,747,798	68,858	73,446	—	2,105,501
Net book value
December 31, 2010	96,169	439,254	72,296	6,937	6,951	621,607

The Company has leased land for plant and equipment and buildings from the Royal Commission for Jubail and Yanbu. The lease is for a period of 30 years commencing from 1 Jumada 1402H (February 24, 1982) and is renewable for a similar period under mutually agreed terms and conditions.

At December 31, 2011 and 2010, construction in progress mainly represents costs incurred and advances paid in respect of catalyst and housing units under construction.

7.	PROJECT UNDER CONSTRUCTION

Project under construction at December 31, 2011 and 2010 comprises of costs incurred by the Company for the construction of the POM plant and related facilities at Jubail Industrial City, Kingdom of Saudi Arabia. Construction related costs at December 31, 2011 and 2010, comprise of construction costs under various agreements and directly attributable costs to bring the asset to the location and condition necessary for it to be capable of operating in a manner intended by the management. Directly attributable costs, mainly include employee benefits and licensing fees.

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS (Continued)
YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

8.	INTANGIBLE ASSETS

2011

	Employee
	home		Software
	ownership	Turnaround	development
	costs	costs	costs	Total
	SR 000	SR 000	SR 000	SR 000
Cost
January 1, 2011	4,359	218,652	17,585	240,596
Additions	1,518	51,067	1,378	53,963
December 31, 2011	5,877	269,719	18,963	294,559
Amortization
January 1, 2011	2,129	182,146	17,585	201,860
Charge for the year	1,623	27,970	—	29,593
December 31, 2011	3,752	210,116	17,585	231,453
Net book value
December 31, 2011	2,125	59,603	1,378	63,106

2010

	Employee
	home		Software
	ownership	Turnaround	development
	costs	costs	costs	Total
	SR 000	SR 000	SR 000	SR 000
Cost
January 1, 2010	4,359	167,188	17,585	189,132
Additions	—	51,464	—	51,464
December 31, 2010	4,359	218,652	17,585	240,596
Amortization
January 1, 2010	1,257	131,026	17,585	149,868
Charge for the year	872	51,120	—	51,992
December 31, 2010	2,129	182,146	17,585	201,860
Net book value
December 31, 2010	2,230	36,506	—	38,736

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS (Continued)
YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

9.	OTHER NON-CURRENT ASSETS

	2011 SR 000	2010 SR 000
Employee home ownership receivables	19,485	52,423
Others	1,438	1,597
	20,923	54,020

10.	BANK FACILITIES

The Company has bank facilities amounting to SR 187.5 million from a local commercial bank for overdraft, short term loans, letters of credit, guarantees etc. and bearing interest at commercial rates. These facilities were not utilized at December 31, 2011 and 2010.

11.	ACCOUNTS PAYABLE

	2011	2010
	SR 000	SR 000
Trade accounts payable	11,125	7,927
Due to related parties (note 17)	28,839	38,611
	39,964	46,538

12.	ACCRUED AND OTHER CURRENT LIABILITIES

	2011	2010
	SR 000	SR 000
Suppliers' accruals	408,198	394,417
Technology and innovation costs (note 16,17)	1,331	1,632
Zakat and income tax (note 15)	141,887	73,125
Withholding tax	14,325	6,299
POM project accruals	6,892	9,021
Others	5,431	6,493
	578,064	490,987

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS (Continued)
YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

13.	END-OF-SERVICE INDEMNITIES

	2011	2010
	SR 000	SR 000
January 1	96,244	83,371
Additional provision for the year	14,669	14,750
Utilization of provision	(3,153)	(1,877)
December 31	107,760	96,244

14.	OTHER LIABILITIES

	2011	2010
	SR 000	SR 000
Employees' savings plan (note 19)	9,559	8,029
Employees' early retirement	2,946	173
Other deferred credits	6,309	6,937
	18,814	15,139

Other deferred credits represent capital advances received from two affiliated companies for their share of the capital cost of a commonly used Truck Loading Facility which is owned and managed by the Company. These advances are being amortized to income over a period of twenty years, which approximates the period over which the related assets are depreciated by the Company.

15.	ZAKAT AND INCOME TAX

The principal elements of the zakat base are as follows:

	2011	2010	2009
	SR 000	SR 000	SR 000
Non-current assets	814,716	743,026	764,261
Spare parts and supplies	36,157	80,952	72,215
Non-current liabilities	126,574	111,383	98,793
Opening partners' equity	1,148,379	1,235,866	909,880
Dividends paid	1,845,995	1,368,130	763,186
Net income	2,179,229	1,460,075	1,226,714

Some of these amounts have been adjusted in arriving at the zakat charge for the year.

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS (Continued)
YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

The movement in zakat and income tax provision is as follows:

	2011	2010	2009
	SR 000	SR 000	SR 000
Zakat
January 1	19,806	16,495	23,284
Provision for year	28,601	19,806	16,495
(Over)/under provision for the prior year	(52)	40	—
Payments during year	(19,754)	(16,535)	(23,284)
December 31	28,601	19,806	16,495

	2011	2010	2009
	SR 000	SR 000	SR 000
Income tax
January 1	53,319	14,944	61,536
Provision for year	226,385	150,740	121,047
Under provision for the prior year	56	8,846	—
Payments during the year	(166,474)	(121,211)	(167,639)
December 31	113,286	53,319	14,944
The charge for the year for zakat and income tax is as follows:

	2011	2010	2009
	SR 000	SR 000	SR 000
Zakat for current year	28,601	19,806	16,495
(Over)/under provision of zakat for prior year	(52)	40	—
Income tax for current year	226,385	150,740	121,047
Under provision for income tax for prior year	56	8,846	—
Charged to retained earnings	254,990	179,432	137,542

Outstanding assessments

Zakat and income tax assessments have been finalized with the Department of Zakat and Income Tax (“DZIT”) up to 2003.

During 2009, the Company accepted the revised assessments by the DZIT for the years 1997 to 2003 based on the decision of the Higher Appeal Committee demanding an additional income tax, zakat, delay fine and deemed profit tax liability of SR 56.3 million. The additional assessed liability of SR 56.3 million was paid during January 2010 and was reimbursed by partners.

DZIT issued a revised assessment for the year 2004 demanding additional income tax, zakat and delay fine amounting to SR 2.2 million. The Company has filed an appeal against this assessment and has also submitted a bank guarantee amounting to SR 2.2 million to the DZIT.

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS (Continued)
YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

Additionally, during 2011, the DZIT issued assessments for the years 2005 and 2006 demanding additional income tax and zakat amounting to SR 6.4 million, delay fine and withholding tax. The Company is under process to file an appeal against these assessments.

Additional liabilities that may become payable in connection with zakat, income taxes, delay fines and costs related to the appeals will be borne by the partners of the Company.

The DZIT did not issue assessments for the year 2007 onwards as these years are in process by the DZIT.

16.    GENERAL AND ADMINISTRATIVE EXPENSES

	2011	2010	2009
	SR 000	SR 000	SR 000
Employee benefits	7,684	5,602	6,496
Technology and innovation (note 17)	10,245	8,282	6,941
Depreciation	10	10	10
Other	2,282	2,441	1,370
	20,221	16,335	14,817

17.	RELATED PARTY TRANSACTIONS

Product sales are made to the Marketer. Trade receivables from related parties at December 31, 2011 and 2010 mainly represent receivables from the Marketer.

All procurement services, including warehousing, transporting and arranging for delivery of materials related to the Company's spare parts, supplies and materials are provided by SABIC under the terms of the procurement services agreement entered between the Company and SABIC. Procurement services are provided by SABIC through the Shared Services Organization (SSO). Advances to SABIC for such services, which are included under other receivables and prepayments, amounted to SR 33.9 million at December 31, 2011 (2010: SR 25.9 million). SABIC charged the Company SR 5.8 million in 2011 (2010: SR 4.7 million) (2009: SR 4.2 million) as procurement services fees.

In addition to procurement services, SSO provides accounting, human resources, information technology, engineering, and other general services to the Company. The total amount charged in respect of these services was SR 9.9 million in 2011 (2010: SR 8.8 million) (2009: SR 7.7 million).

SABIC Terminal Services Limited (Sabtank) provides shipping and material handling services to the Company. The total service fee charged by the related party in this respect amounted to SR 7.6 million in 2011 (2010: SR 6.0 million) (2009: SR 7.8 million).

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS (Continued)
YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

The partners also provide the Company with certain required technical, research and development, administrative and other services in accordance with executed agreements. The Company has a Technology and Innovation Service agreement with SABIC, under which SABIC provides research and development services to the Company. The Company is required to pay an annual fee under the agreement, which is calculated at one percent of Methanol sales plus the lesser of US $ 1 million or one percent of MTBE sales. A summary of the amounts charged by the partners is as follows:

	2011	2010	2009
	SR 000	SR 000	SR 000
SABIC - for technology and innovation services	10,245	8,282	6,941

During 2011, related parties incurred SR 29.4 million (2010: SR 12.2 million) (2009:Nil) in relation to the POM project which is reimbursable on an actual basis.

18.	OPERATING LEASE ARRANGEMENTS

	2011	2010	2009
	SR 000	SR 000	SR 000
Charges under operating leases recognized as an expense during the year	7,636	6,206	7,029
Operating lease charges represent rentals payable for vehicles, properties and land. Rentals are fixed at the start of each lease term for a period of 4 years for vehicles and 1 to 2 years for properties.

19.	EMPLOYEES' SAVING PLAN

The Company administers a saving plan covering substantially all of the Company's employees. Participating employees may elect to contribute 1 to 15 percent of their basic salary. The Company matches cumulative employee contributions at a rate which increases by 10 percent each year until completion of ten years of participation, at which time Company's cumulative contributions equal the employee's cumulative contributions. The Company's contributions to the saving plan are accrued monthly and are not funded.

Employees are always fully vested in their contribution. The employees are fully vested in the Company's accruals generally after one year of participation in the plan. Employees may withdraw their contribution at any time under certain conditions, and have the option to repay such withdrawals. All fully vested amounts are payable to the employees upon retirement or termination of participation in the plan. Upon completion of ten years participation in the plan, Saudi employees may elect to continue their participation or to collect all fully vested amounts and to rejoin the plan as if for the first time.

20.	STATUTORY RESERVE

In accordance with Regulations for Companies in Saudi Arabia, the Company has established a statutory reserve by appropriation of 10% of net income until the reserve equaled 50% of the share capital. This reserve is not available for dividend distribution.

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS (Continued)
YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

21.	RISK MANAGEMENT

Financial instruments carried on the balance sheet principally include cash and cash equivalents, accounts receivable from related parties and other receivables, accounts payable and accrued and other current liabilities.

Credit Risk is the risk that one party will fail to discharge its obligation and will cause the other party to incur a financial loss. Receivables are generally from related parties. Cash is substantially placed with banks with sound credit ratings. Trade accounts receivable are carried net of provision for doubtful debts, if any.

Interest Rate Risk is the risk that the value of financial instruments will fluctuate due to changes in the market interest rates. The Company has no significant interest bearing long term assets or liabilities.

Liquidity Risk is the risk that the Company will encounter difficulty in raising funds to meet commitments associated with financial instruments. Liquidity risk may result from an inability to sell a financial asset quickly at an amount close to its fair value. Liquidity risk is managed by monitoring on a regular basis that sufficient funds are available to meet any future commitments.

Currency Risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Management monitors the fluctuations in currency exchange rates and manages their effect on the financial statements accordingly.

Fair Value is the amount for which an asset could be exchanged, or a liability settled between knowledgeable willing parties in an arm's length transaction. As the Company's financial instruments are compiled under the historical cost convention, differences can arise between their book values and fair value estimates. Management believes that the fair value of the Company's financial assets and liabilities are not materially different from their carrying values.

22.	CONTINGENCIES AND CAPITAL COMMITMENTS

The Company was contingently liable for a bank guarantee issued on behalf of the Company in the normal course of business amounting to SR 2.0 million (2010: Nil) (2009: Nil).

At December 31, the Company had the following capital commitments:

	2011	2010	2009
	SR 000	SR 000	SR 000
Commitments for POM project and acquisition of property, plant and equipment	136,815	172,380	84,000

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS (Continued)
YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

23.
SUMMARY OF PRINCIPAL DIFFERENCES BETWEEN ACCOUNTING STANDARDS ISSUED BY THE SAUDI ORGANIZATION FOR CERTIFIED PUBLIC ACCOUNTANTS (SAUDI GAAP) AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (US GAAP)

The Company is a Saudi limited liability company registered in the Kingdom of Saudi Arabia and prepares its financial statements in accordance with Saudi GAAP.  Saudi GAAP varies in certain respects from US GAAP.  The material differences between accounting principles, practices and methods under Saudi GAAP and US GAAP and their effect on net income and partners' equity for the years ended December 31, 2011, 2010 and 2009 are presented below, with an explanation of the adjustments.  There are no material effects on the balance sheets or the statements of cash flows under Saudi GAAP for the purposes of reconciliation to US GAAP. In addition, comprehensive income under Saudi GAAP is the same as net income.

(a)	Reconciliation of net income

(in SR '000)	Year Ended December 31,
	2011	2010	2009
Net income under Saudi GAAP	2,179,229	1,460,075	1,226,714
Adjustments:
Zakat and income tax (i)	(254,990)	(179,432)	(137,542)
Deferred tax (ii)	6,070	6,140	(2,019)
Actuarial valuation adjustments for end of service indemnities (iii)	337	2,881	(6,492)
Other (iv)	3,044	(1,016)	3,463
Net income under US GAAP	1,933,690	1,288,648	1,084,124

(b)	Reconciliation of partners' equity

(in SR '000)	Year Ended December 31,
	2011	2010	2009
Partners' equity under Saudi GAAP	1,226,623	1,148,379	1,235,866
Deferred tax (ii)	12,063	5,993	(147)
Actuarial valuation adjustments for end of service indemnities (iii)	(78,751)	(31,481)	(21,215)
Other (iv)	(8,773)	(11,817)	(10,801)
Partners' equity under US GAAP	1,151,162	1,111,074	1,203,703

NATIONAL METHANOL COMPANY (IBN SINA)
(A SAUDI LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS (Continued)
YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(c)	Summary of reconciling items to US GAAP

(i)	Zakat and income tax

Under Saudi GAAP, companies with both Saudi and foreign partners (commonly referred to as mixed companies) are required to present income tax and zakat as a separate line item in the statement of changes in partners' equity. However, under US GAAP, income tax and zakat are viewed as expenses attributable to the Company's operations.  Accordingly, income tax and zakat are recognized in the statements of income.

(ii)	Deferred tax

The Company has not recognized deferred income tax under Saudi GAAP.  Under US GAAP, deferred tax assets and deferred tax liabilities are recognized for future tax consequences of events, which have been recognized in an entity's financial statements or tax returns.  The Company recognized deferred tax assets and liabilities for the portion of temporary differences subject to income tax, that is, the portion of the taxable income attributable to foreign partner.  Deferred tax assets and liabilities attributable to zakat, which is also considered as a tax based on income, are not material and, as such, have not been recorded.

(iii)	Actuarial valuation adjustment for end of service indemnities (“EOSI”)

Under Saudi GAAP, the Company's EOSI obligations is calculated as the current amount of the aggregate vested benefits to which each employee is entitled, assuming each employee had left the Company at the balance sheet date. However, under US GAAP, EOSI is deemed to be a defined benefit plan, and requires recognition of a liability, known as projected benefit obligation, for the actuarial present value as of the balance sheet date of all benefits attributed by the benefit formula to employee services prior to that date.  Since EOSI is unfunded, under US GAAP, a liability is recognized equal to the projected benefit obligation. Net periodic pension costs comprise of service costs, interest costs, and gains and losses.  In addition, gains or losses that are not recognized immediately as a component of net periodic pension cost are recognized as increases or decreases in other comprehensive income/loss as they arise, and subsequently amortized to income using the corridor approach.

(iv)	Other

Other adjustments include the impact on net income and partners' equity primarily for intangible assets capitalized under Saudi GAAP which should be expensed under US GAAP, interest-free loans to employees recorded at historical cost under Saudi GAAP that are recorded at amortized cost under US GAAP, certain items of property, plant and equipment and project under construction which are capitalized under Saudi GAAP which should be expensed as incurred under US GAAP.